

Mail Stop 3010

March 3, 2010

Sean M. O'Connor
International Assets Holding Corp.
329 North Park Avenue, Suite 305
Winter Park, Florida 32789

      Re: International Assets Holding Corp.
               Form 10-K for the Fiscal Year Ended September 30, 2009
               File No. 000-23554

Dear Mr. O'Connor:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 6 – Selected Financial Data, page 24

Pro Forma Adjusted Information (non-GAAP) (UNAUDITED), page 25

1.   We note that management relies on adjusted operating results to evaluate the performance of the company's commodities business segment. Such results have been adjusted to reflect the marked-to-market differences in the company's physical commodities inventory. Please tell us and disclose in future filings the method used and assumptions made in determining the fair value of these commodities.

2. Given the acquisition of FCStone was accounted for as a purchase under GAAP, there does not appear a basis for presenting Selected Financial Data on a combined basis for historical periods. Similarly, the guidance in Article 11 of Regulation S-X only provides for the presentation of pro forma information for the most recent year and interim periods. As such, it is unclear how your presentation is appropriate.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Unaudited Pro-Forma Financial Summary – International Assets and FCStone (non-GAAP), page 27

3. We note that you have presented an unaudited pro forma financial summary, derived from the historical financial statements of the company and FCStone Group, Inc., to reflect non-GAAP financial results. Generally, it is not appropriate to present an entire non-GAAP income statement in an attempt to reconcile non-GAAP measures to GAAP measures as it gives an undue prominence to the non-GAAP information. Please advise.

4. Refer to adjustments (b) – (d) on page 28. You have characterized these adjustments as pro forma adjustments, however they do not appear to meet the criteria of Article 11 of Regulation S-X. To the extent these represent non-GAAP adjustments, it does not appear that you have appropriately characterized them as such, nor followed the guidance in Item 10(e)(ii)(B) of Regulation S-K. Please advise.

5. Furthermore, we note that you are reconciling non-GAAP measures to its comparable "pro forma" measures, in lieu of a GAAP financial measure. Although this reconciliation is generally permitted, the "pro forma" measure must be prepared and presented in accordance with Article 11 of Regulation S-X. Please advise.

6. Explain to us the purpose of presenting total assets and total borrowings within your unaudited pro-forma financial summary on pages 27-32 as these amounts do not appear to be adjusted for non-GAAP measures. In addition, we note the title of your non-GAAP measure, stockholder's equity, presented on pages 28-31 is confusing similar to titles used for GAAP financial measures. Please advise.

Results of Operations, page 32

Financial Overview, page 33

7. In your discussion of operating revenues, the focus appears to be on the year over year fluctuation of non-GAAP adjusted operating revenues instead of operating revenues calculated on a GAAP basis. Management may choose to address certain non-GAAP measures as part of their discussion of their operating results however; it should not be in lieu of management's discussion on a GAAP basis nor given greater prominence.

Financial Statements and Notes

Note 18 – Acquisition of FCStone Group, Inc., page F-28

8. We note that you have recognized an extraordinary gain of $18.5 million as a result of your acquisition of FCStone Group, Inc. Explain to us the reassessment process of your purchase price allocation, as required by footnote 19 of pre-codification guidance, SFAS 141. Also tell us how your negotiations with FCStone resulted in a bargain purchase and add disclosure describing the qualitative reasons why the transaction resulted in a gain.

*   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

•   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•   staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief